UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)1

LifeVantage Corporation

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

53222K205

(CUSIP Number)

BRADLEY L. RADOFF

2727 Kirby Drive

Unit 29L

Houston, Texas 77098

RYAN NEBEL

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 14, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53222K205

1	NAME OF REPORTING PERSON

The Radoff Family Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		50,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

50,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

50,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

CO

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CUSIP No. 53222K205

1	NAME OF REPORTING PERSON

Bradley L. Radoff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		861,250
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

861,250
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

861,250
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.7%
14	TYPE OF REPORTING PERSON

IN

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CUSIP No. 53222K205

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

In connection with the entry into the Cooperation Agreement, as defined and described in Item 4 below, on February 14, 2024, the Reporting Persons and Sudbury (as defined in Amendment No. 2 to the Schedule 13D) terminated the Group Agreement (as defined in Amendment No. 2 to the Schedule 13D). Accordingly, Sudbury is no longer a member of a Section 13(d) group with the Reporting Persons. The Reporting Persons will continue filing statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law. Each of the Reporting Persons is party to the Joint Filing Agreement, as defined and further described in Item 6 below.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On February 14, 2024 (the “Effective Date”), the Reporting Persons and Sudbury (collectively, the “Stockholder Parties”) entered into a Cooperation Agreement (the “Cooperation Agreement”) with the Issuer pursuant to which, among other things, the Issuer immediately (i) increased the size of its board of directors (the “Board”) by one (1) seat, to a total of eight (8) directors, and (ii) appointed Dayton Judd to the Board, with a term expiring at the Issuer’s fiscal year 2025 annual meeting of stockholders (the “2025 Annual Meeting”). Pursuant to the Cooperation Agreement, the Board also appointed Mr. Judd to the Audit Committee and the Nominating and Corporate Governance Committee of the Board.

Pursuant to the Cooperation Agreement, the Issuer also agreed to nominate Mr. Judd for election to the Board at the 2025 Annual Meeting, at the Issuer’s fiscal year 2026 annual meeting of stockholders (the “2026 Annual Meeting”) and at any other meeting of the Issuer’s stockholders held during the Standstill Period at which directors are to be elected. The Issuer also agreed not to (i) nominate any incumbent directors serving on the Board as of the Effective Date other than Michael A. Beindorff, Steven R. Fife, Raymond B. Greer, Cynthia Latham, Darwin K. Lewis and Garry Mauro at the 2025 Annual Meeting, (ii) nominate any incumbent directors serving on the Board as of the Effective Date other than Messrs. Beindorff, Fife, Greer and Lewis and Ms. Latham at the 2026 Annual Meeting and (iii) unless there is a vacancy on the Board, nominate any incumbent directors serving on the Board as of the Effective Date other than Messrs. Fife, Greer and Lewis and Ms. Latham at the Issuer’s fiscal year 2027 annual meeting of stockholders (the “2027 Annual Meeting”).

Pursuant to the Cooperation Agreement, the Issuer has further agreed that from the Effective Date until the commencement of the 2026 Annual Meeting, the size of the Board shall be no greater than eight (8) directors and from the closing of the 2026 Annual Meeting until the expiration of the Standstill Period (as defined below), the size of the Board shall be no greater than seven (7) directors, in each case without the consent of the Stockholder Parties.

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CUSIP No. 53222K205

Pursuant to the Cooperation Agreement, the Stockholder Parties irrevocably withdrew their demand to inspect certain books and records of the Issuer pursuant to Section 220 of the Delaware General Corporation Law (the “220 Demand”) and any and all related materials and notices submitted to the Issuer in connection therewith or related thereto, and the Stockholder Parties are subject to certain standstill restrictions from the Effective Date until the earlier of (x) 30 days prior to the opening of the window for submissions of stockholder nominations for the 2027 Annual Meeting and (y) 120 days prior to the first anniversary of the 2026 Annual Meeting (the “Standstill Period”). During the Standstill Period, the Stockholder Parties also agreed to vote all Shares beneficially owned by the Stockholder Parties in accordance with the Board’s recommendations with respect to (i) the election, removal and replacement of directors (a “Director Proposal”) and (ii) any other proposal submitted to the stockholders; provided, however, that in the event Institutional Shareholder Services Inc. (“ISS”) and Glass, Lewis & Co. LLC (“Glass Lewis”) recommend otherwise with respect to any proposals (other than a Director Proposal and certain other proposals as described in the Cooperation Agreement), the Stockholder Parties may vote in accordance with the ISS and Glass Lewis recommendation; provided, further, that the Stockholder Parties are permitted to vote in their sole discretion with respect to any Extraordinary Transaction (as defined in the Cooperation Agreement). In addition, under the Cooperation Agreement, the Stockholder Parties and the Issuer have agreed to a release of certain claims against each other, including those arising out of or related to the Issuer’s fiscal year 2024 annual meeting of stockholders and the 220 Demand.

The foregoing description of the Cooperation Agreement does not purport to be complete and is qualified in its entirety by reference to the Cooperation Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 12,868,462 Shares outstanding as of January 29, 2024, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on January 30, 2024.

A.	The Radoff Foundation

(a)       As of the date hereof, the Radoff Foundation beneficially owns directly 50,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 50,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 50,000
4. Shared power to dispose or direct the disposition: 0

B.	Mr. Radoff
(a)	As of the date hereof, Mr. Radoff beneficially owns directly 811,250 Shares. As a director of the Radoff Foundation, Mr. Radoff may be deemed to beneficially own the 50,000 Shares owned by the Radoff Foundation.

Percentage: Approximately 6.7%

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CUSIP No. 53222K205

(b)	1. Sole power to vote or direct vote: 861,250
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 861,250
4. Shared power to dispose or direct the disposition: 0

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each Reporting Person disclaims beneficial ownership of the Shares that he or it does not directly own.

(c)       There have been no transactions in securities of the Issuer by the Reporting Persons during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On February 14, 2024, the Stockholder Parties and the Issuer entered into the Cooperation Agreement, as defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

On February 14, 2024, the Stockholder Parties terminated the Group Agreement, effective immediately.

On February 15, 2024, the Reporting Persons entered into a Joint Filing Agreement (the “Joint Filing Agreement”) pursuant to which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. A copy of the Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Cooperation Agreement, dated February 14, 2024 (incorporated by reference to Ex. 10.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 15, 2024).
99.2	Joint Filing Agreement, dated February 15, 2024.
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CUSIP No. 53222K205

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 15, 2024

The Radoff Family Foundation

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Director

/s/ Bradley L. Radoff
Bradley L. Radoff

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